Mail Stop 4561

December 2, 2008

Gabriel Blasi
Chief Financial Officer
Alto Palermo S.A.
Moreno 877, Piso 22
Buenos Aires, Argentina

> **Re:** **Alto Palermo S.A.**
> **Form 20-F for Fiscal Year Ended**
> **June 30, 2007**
> **Filed December 27, 2007**
> **File No. 000-30982**

Dear Mr. Blasi:

     We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Kevin Woody
Branch Chief